SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 28 February, 2014

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 03 February 2014
Exhibit 1.2	Transaction in Own Shares dated 04 February 2014
Exhibit 1.3	Share Repurchase Programme dated 04 February 2014
Exhibit 1.4	Transactions in Own Shares dated 05 February 2014
Exhibit 1.5	Director/PDMR Shareholding dated 05 February 2014
Exhibit 1.6	Transaction in Own Shares dated 06 February 2014
Exhibit 1.7	Transaction in Own Shares dated 07 February 2014
Exhibit 1.8	Director/PDMR Shareholding dated 07 February 2014
Exhibit 1.9	Director/PDMR Shareholding dated 07 February 2014
Exhibit 1.10	Transaction in Own Shares dated 10 February 2014
Exhibit 1.11	Director/PDMR Shareholding dated 10 February 2014
Exhibit 1.12	Transaction in Own Shares dated 11 February 2014
Exhibit 1.13	Director/PDMR Shareholding dated 11 February 2014
Exhibit 1.14	Transaction in Own Shares dated 12 February 2014
Exhibit 1.15	Director/PDMR Shareholding dated 12 February 2014
Exhibit 1.16	Transaction in Own Shares dated 13 February 2014
Exhibit 1.17	Director/PDMR Shareholding dated 13 February 2014
Exhibit 1.18	Transaction in Own Shares dated 14 February 2014
Exhibit 1.19	Transaction in Own Shares dated 17 February 2014
Exhibit 1.20	Director/PDMR Shareholding dated 17 February 2014
Exhibit 1.21	Transaction in Own Shares dated 18 February 2014
Exhibit 1.22	Transaction in Own Shares dated 19 February 2014
Exhibit 1.23	Director/PDMR Shareholding dated 19 February 2014
Exhibit 1.24	Transaction in Own Shares dated 20 February 2014
Exhibit 1.25	BP p.l.c publishes provisional dividend dates dated 20 February 2014
Exhibit 1.26	Transaction in Own Shares dated 21 February 2014
Exhibit 1.27	Transaction in Own Shares dated 24 February 2014
Exhibit 1.28	Additional Listing dated 24 February 2014
Exhibit 1.29	Director/PDMR Shareholding dated 24 February 2014
Exhibit 1.30	Transaction in Own Shares dated 25 February 2014
Exhibit 1.31	Transaction in Own Shares dated 26 February 2014
Exhibit 1.32	Director/PDMR Shareholding dated 26 February 2014
Exhibit 1.33	Transaction in Own Shares dated 27 February 2014
Exhibit 1.34	Transaction in Own Shares dated 28 February 2014
Exhibit 1.35	Total Voting Rights dated 28 February 2014

Exhibit 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 03 February 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	31 January 2014
Number of ordinary shares purchased	7,000,000
Highest price paid per share (pence)	479.90
Lowest price paid per share (pence)	470.25

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 04 February 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	3 February 2014
Number of ordinary shares purchased	7,600,000
Highest price paid per share (pence)	478.70
Lowest price paid per share (pence)	472.75
Highest price paid per share (cents)	772.17
Lowest price paid per share (cents)	767.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.3

BP p.l.c. - Share Repurchase Programme
BP p.l.c. - 04 February 2014

BP p.l.c.
Share Repurchase Programme

In continuation of the share repurchase programme that BP p.l.c. (the "Company") announced on 22 March 2013, the Company has today entered into an eighth repurchase mandate agreement with an independent third party to follow the expiry of the repurchase mandate agreement previously entered into and announced in respect of the period of 18 December 2013 to 4 February 2014.

Under the repurchase mandate agreement entered into today, the independent third party will manage the share repurchase programme for the period from 5 February 2014 to 31 March 2014.

The independent third party will make its trading decision in relation to the purchase of the Company's securities independently of, and uninfluenced by the Company. On purchase, the Company's shares will be cancelled.

As previously announced, the purpose of the share buy-back programme is to reduce the Company's issued share capital.

Any purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares granted by its shareholders at the Company's 2013 Annual General Meeting and Chapter 12 of the Listing Rules.

Further enquiries:
Jessica Mitchell +44 (0)20 7496 4962

Exhibit 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 05 February 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	4 February 2014
Number of ordinary shares purchased	7,411,545
Highest price paid per share (pence)	475.90
Lowest price paid per share (pence)	463.95

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.5

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 05 February 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 5 February 2014 by Mr H Schuster, a person discharging managerial responsibility in BP p.l.c., that on 4 February 2013 he exercised an option to acquire 13,850 BP ordinary shares (ISIN number GB0007980591), pursuant to the BP Share Option Plan at £4.22 per share, this option had an expiration date of 25 February 2014. Mr H Schuster subsequently disposed of the 13,850 BP ordinary shares acquired on 4 February 2014 at a price of £4.755579 per share.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 06 February 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	5 February 2014
Number of ordinary shares purchased	1,825,000
Highest price paid per share (pence)	475.50
Lowest price paid per share (pence)	468.95

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 07 February 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	06 February 2014
Number of ordinary shares purchased	1,800,000
Highest price paid per share (pence)	483.85
Lowest price paid per share (pence)	469.80

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.8

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 07 February 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was informed on 6 February 2014, by Computershare Plan Managers, that the following Director and senior executives (all persons discharging managerial responsibility) in BP p.l.c. acquired the numbers of BP ordinary shares (ISIN number GB0007980591) shown opposite their names on 6 February 2014 at £4.769 per ordinary share, as a result of the vesting of awards made under the Competitive Performance Plan following a three year performance period.

In addition, each senior executive was entitled to additional ordinary shares representing the value of reinvested dividends on those ordinary shares which vested.

Ordinary shares (ISIN number GB0007980591)

Competitive Performance Plan
Mr R. Bondy	18,248
Dr B. Gilvary	13,686
Mr B. Looney	18,248
Dr H. Schuster	17,216
Mr D Sanyal	13,686

BP p.l.c. was also notified on 6 February 2014 by Mr H Schuster, a person discharging managerial responsibility in BP p.l.c., that on 4 February 2014 he sold 5,000 BP ordinary shares (ISIN number GB0007980591) at £4.754110 per share.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.9

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 07 February 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. has been notified by the following senior executives whose names are listed below (all persons discharging managerial responsibility in BP p.l.c.) that they are to participate in the BP Annual Cash Bonus Deferral Plan.  The company announces that on 6 March 2014, in accordance with the plan, the senior executives will acquire either the number of BP Ordinary Shares (ISIN number GB0007980591) at £4.70 per share or the number of ADSs (ISIN number US0556221044) at $46.04 per ADS shown against their respective names.  They will also be granted the number of Restricted Share Units shown against their respective names.  The Ordinary Shares, the ADSs and the Restricted Share Units are all subject to a three-year retention period.  The Restricted Share Units will vest on 15 January 2017.

Name of PDMR	Date of election	Number of Ordinary Shares	Number of Restricted Share Units
Mr R Bondy	06 February 2014	28,123	53,064
Mr B Looney	07 February 2014	24,403	46,044
Mr H Schuster	06 February 2014	16,153	32,306

Name of PDMR	Date of election	Number of ADSs	Number of Restricted Share Units
Mr R Fryar	06 February 2014	3,968	6,836
Mrs K Landis	06 February 2014	3,727	6,421
Mr H L McKay	06 February 2014	20,646	35,568

The plan participants will be entitled to any dividends paid on the Ordinary Shares or ADSs.  In addition, they will be entitled to additional Ordinary Shares or ADSs representing the value of reinvested dividends on those Restricted Share Units which vest.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.10

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 10 February 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	07 February 2014
Number of ordinary shares purchased	1,800,000
Highest price paid per share (pence)	485.35
Lowest price paid per share (pence)	477.10

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.11

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 10 February 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 10 February 2014 by Computershare Plan Managers that on 10 February 2014 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.817 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn                63 shares
Dr B. Gilvary                63 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                65 shares
Mr B. Looney              65 shares
Mr D. Sanyal               65 shares

BP p.l.c. was further advised on 10 February 2014, by Fidelity Stock Plan Services LLC, that the following senior executives (all persons discharging managerial responsibility) in BP p.l.c. acquired the numbers of BP ADSs (ISIN number US0556221044) shown opposite their names on 7 February 2014 at US$46.270 per ADS, as a result of the vesting of awards made under the Competitive Performance Plan following a three year performance period.

In addition, each senior executive was entitled to additional ADSs representing the value of reinvested dividends on those ADSs which vested.

ADSs (ISIN number US0556221044)

Competitive Performance Plan
Mr R Fryar	3,593.9
Mr A Hopwood	3,312.9
Mrs K Landis	2,737.175
Mr H L McKay	3,649.9

BP p.l.c. was also notified on 10 February 2014 by Mr B Looney, a person discharging managerial responsibility in BP p.l.c., that on 10 February 2014 he sold 36,500 BP ordinary shares (ISIN number GB0007980591) at £4.810 per share.

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.12

BP p.l.c. - Transaction in Own Shares
BP p.l.c. -  11 February 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	10 February 2014
Number of ordinary shares purchased	1,800,000
Highest price paid per share (pence)	483.70
Lowest price paid per share (pence)	479.60

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.13

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 11 February 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. has been notified by the following senior executive whose name is listed below (a person discharging managerial responsibility in BP p.l.c.) that he is to participate in the BP Annual Cash Bonus Deferral Plan.  The company announces that on 6 March 2014, in accordance with the plan, the senior executive will acquire the number of BP Ordinary Shares (ISIN number GB0007980591) at £4.70 per share shown against his name.  He will also be granted the number of Restricted Share Units shown against his name.  The Ordinary Shares and the Restricted Share Units are all subject to a three-year retention period.  The Restricted Share Units will vest on 15 January 2017.

Name of PDMR	Date of election	Number of Ordinary Shares	Number of Restricted Share Units
Mr D Sanyal	11 February 2014	18,733	35,347

The plan participants will be entitled to any dividends paid on the Ordinary Shares.  In addition, they will be entitled to additional Ordinary Shares representing the value of reinvested dividends on those Restricted Share Units which vest.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.14

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  12 February 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	11 February 2014
Number of ordinary shares purchased	1,800,000
Highest price paid per share (pence)	491.75
Lowest price paid per share (pence)	484.65

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.15

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 12 February 2014

The Company announces that on 12 February 2014, the following conditional share awards (the "Awards") were made to the following Executive Directors of BP p.l.c. under the BP Executive Directors' Incentive Plan (the "Plan"):

DIRECTOR                                                           NUMBER OF ORDINARY SHARES OR
                                                                                ADSs UNDER THE CONDITIONAL AWARDS

A. Deferred Matching Vesting - 2011

Mr I C Conn 26,150 ordinary shares

B. Deferred Matching Award (including matched shares) - 2014

Mr R W Dudley                                                     49,876 ADSs

Mr I C Conn                                                            201,126 ordinary shares

Dr B Gilvary                                                            193,306 ordinary shares

C. Performance Share Award 2014-2016

Mr R W Dudley 217,487 ADSs
Mr I C Conn 660,128 ordinary shares
Dr B Gilvary 605,544 ordinary shares

The Deferred Matching Vesting

This is the vesting of the deferred and matched shares awarded in 2011. These were subject to a review of safety and environmental performance over the three year period from 2011 to 2013.

The Deferred Matching Award
This is a conditional award consisting of one-third of a director's annual bonus which is required to be deferred into ordinary shares/ADSs (the "Compulsory Award") and any further portion of the director's annual bonus up to an additional one-third which the director may choose to defer into ordinary shares/ADSs (the "Voluntary Award"). Both the Compulsory Award and Voluntary Award are matched on a one-for-one basis (with the matched shares included in the Deferred Matching Awards referred to above) and will vest depending on the Remuneration Committee's assessment of the Company's safety and environmental sustainability over a three-year period, commencing on 1 January 2014 and ending on 31 December 2016.  These performance conditions are consistent with the rules of the Plan, a summary of which will be set out in the Directors' Remuneration Report contained in BP's Annual Report and Form 20-F 2013.  Each Director will be entitled to additional ordinary shares/ADSs representing the value of reinvested dividends on those ordinary shares/ADSs which vest.

The Performance Share Award
These shares pertain to the 2014-2016 performance period.  The number of ordinary shares/ADSs set out above is the maximum number which may vest under the Award.  The actual number of ordinary shares/ADSs which vest will depend on the extent to which performance conditions have been satisfied over a three-year period ending 31 December 2016. These performance conditions are consistent with the rules of the Plan, a summary of which will be set out in the Directors' Remuneration Report contained in BP's Annual Report and Form 20-F 2013.  Each Director will be entitled to additional ordinary shares/ADSs representing the value of reinvested dividends on those ordinary shares/ADSs which vest.

This notice is given in fulfillment of the obligation under DTR3.1.4R.

Exhibit 1.16

BP p.l.c. -   Transaction in Own Shares
BP p.l.c. -   13 February 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	12 February 2014
Number of ordinary shares purchased	1,800,000
Highest price paid per share (pence)	493.05
Lowest price paid per share (pence)	486.45

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.17

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 13 February 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. has been notified by the following senior executive whose name is listed below (a person discharging managerial responsibility in BP p.l.c.) that he is to participate in the BP Annual Cash Bonus Deferral Plan.  The company announces that on 6 March 2014, in accordance with the plan, the senior executive will acquire the number of BP ADSs (ISIN number US0556221044) at $46.04 per ADS shown against his name.  He will also be granted the number of Restricted Share Units shown against his name.  The ADSs and the Restricted Share Units are all subject to a three-year retention period.  The Restricted Share Units will vest on 15 January 2017.

Name of PDMR	Date of election	Number of ADSs	Number of Restricted Share Units
Mr A Hopwood	12 February 2014	4,100	7,063

The plan participants will be entitled to any dividends paid on the ADSs.  In addition, they will be entitled to additional ADSs representing the value of reinvested dividends on those Restricted Share Units which vest.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.18

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 14 February 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	13 February 2014
Number of ordinary shares purchased	1,800,000
Highest price paid per share (pence)	489.83
Lowest price paid per share (pence)	482.35

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.19

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 17 February 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	14 February 2014
Number of ordinary shares purchased	1,800,000
Highest price paid per share (pence)	487.60
Lowest price paid per share (pence)	482.60

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.20

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 17 February 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. announces that further to the announcement made on 12 February 2014 in respect of Mr I C Conn's Deferred Matching Vesting 2011, Mr I C Conn sold an additional 47 ordinary shares (ISIN number GB0007980591) on 12 February 2014 to cover costs of the vesting at a price of £4.90 per ordinary share.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.21

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 18 February 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	17 February 2014
Number of ordinary shares purchased	1,700,000
Highest price paid per share (pence)	492.30
Lowest price paid per share (pence)	483.95

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.22

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 19 February 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	18 February 2014
Number of ordinary shares purchased	1,700,000
Highest price paid per share (pence)	495.85
Lowest price paid per share (pence)	488.35

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.23

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 19 February 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 18 February 2014 by Mrs K Landis, a person discharging managerial responsibility in BP p.l.c., that on 18 February 2014 she exercised an option to acquire 7,000 ADSs (ISIN number US0556221044), pursuant to the BP Share Option Plan at US$48.53 per ADS, this option had an expiration date of 24 February 2014. Mrs K Landis subsequently disposed of the 7,000 ADSs acquired on 18 February 2014 as follows: 6,300 ADSs at US$49.42 and 700 ADSs at US$49.425 per ADS.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.24

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 20 February 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	19 February 2014
Number of ordinary shares purchased	1,700,000
Highest price paid per share (pence)	499.00
Lowest price paid per share (pence)	492.40

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.25

BP p.l.c. - BP p.l.c publishes provisional dividend dates
BP p.l.c. - 20 February 2014

BP p.l.c. publishes provisional dividend dates

BP p.l.c today announced, in accordance with the London Stock Exchange guidance in respect of ex-dividend dates moving from T+3 to T+2 effective from October 2014, that it has updated its dividend dates for ordinary shares on www.bp.com/financialcalendar for the third quarter interim dividend for 2014.

These dates are indicative and may be subject to change.

Exhibit 1.26

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 21 February 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	20 February 2014
Number of ordinary shares purchased	1,700,000
Highest price paid per share (pence)	499.98
Lowest price paid per share (pence)	493.65

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.27

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 24 February 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	21 February 2014
Number of ordinary shares purchased	1,700,000
Highest price paid per share (pence)	504.90
Lowest price paid per share (pence)	499.85

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.28

BP p.l.c. - Additional Listing
BP p.l.c. - 24 February 2014

BP p.l.c.

Additional Listing

Application has been made to the Financial Conduct Authority for blocklisting of, and to the London Stock Exchange for the Admission of 25,000,000 ordinary shares of US$0.25 each fully paid, ranking pari passu with the existing ordinary shares, to the Official List. Admission of the shares is expected on 25 February 2014.

These shares will be issued in respect of the BP p.l.c. Executive Share Option Scheme.

This announcement is made in accordance with the requirements of Listing Rule 3.5.5.

Exhibit 1.29
BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 24 February 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 21 February 2014 by Mr R Fryar, a person discharging managerial responsibility in BP p.l.c., that on 20 February 2014 he exercised an option to acquire 1,750 ADSs (ISIN number US0556221044), pursuant to the BP Share Option Plan at US$48.53 per ADS, this option had an expiration date of 24 February 2014. Mr R Fryar subsequently disposed of the 1,750 ADSs acquired on 20 February 2014 as follows: 1,496 ADSs at US$49.88 and 100 ADSs at US$49.883 per ADS and 154 ADSs at US$49.884 per ADS.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.30

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 25 February 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	24 February 2014
Number of ordinary shares purchased	1,700,000
Highest price paid per share (pence)	505.90
Lowest price paid per share (pence)	498.55

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.31

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 26 February 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	25 February 2014
Number of ordinary shares purchased	1,700,000
Highest price paid per share (pence)	509.10
Lowest price paid per share (pence)	503.60

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.32

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 26 February 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised today by Computershare Plan Managers that Mr Helmut Schuster, a person discharging managerial responsibility in BP p.l.c. acquired on 14 January 2014, one additional BP Restricted Share Unit, through the BP Scrip Dividend Programme pursuant to the Annual Cash Bonus Deferral Plan.

BP p.l.c. has also been advised that subsequent to the announcement made on 20 December 2013, Mr Ian Davis, a director of BP p.l.c. acquired one additional share at a reference share price of $7.706 per share, through the BP Scrip Dividend Programme, on that same date.

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R

Exhibit 1.33

BP p.l.c.  - Transaction in Own Shares
BP p.l.c.  - 27 February 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	26 February 2014
Number of ordinary shares purchased	1,700,000
Highest price paid per share (pence)	509.80
Lowest price paid per share (pence)	505.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.34

BP p.l.c.  - Transaction in Own Shares
BP p.l.c.  - 28 February 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	27 February 2014
Number of ordinary shares purchased	1,700,000
Highest price paid per share (pence)	508.15
Lowest price paid per share (pence)	501.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.35

BP p.l.c.  - Total Voting Rights
BP p.l.c.  - 28 February 2014

BP p.l.c.
Total voting rights and share capital

As at 28 February 2014, the issued share capital of BP p.l.c. comprised 18,462,221,056 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,786,432,650. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,467,303,556. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

These figures include shares purchased by BP p.l.c. as part of its share buy-back programme but not yet cancelled.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 05 March 2014
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Secretary